SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4),
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

WESTIN HOTELS LIMITED PARTNERSHIP

(Name of Subject Company)

MACKENZIE PATTERSON FULLER, INC.

(Name of Person(s) Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTERESTS

(Title of Class of Securities)

960 377 109
(CUSIP Number of Class Securities)

Glen Fuller
Mackenzie Patterson Fuller, Inc.
1640 School Street
Moraga, California 94556
(800) 854-8357

Copy to:

Chip Patterson, Esq.
Mackenzie Patterson Fuller, Inc.
1640 School Street
Moraga, California 94556
(800) 854-8357

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Person(s) Filing Statement)

Item 2. Identity and Background of Filing Person. Item 4. The Solicitation or Recommendation. Item 6. Interest in Securities of the Subject Company.
SIGNATURE

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2003 by MacKenzie Patterson Fuller, Inc., a California corporation (“MPF”), relating to the tender offer by WHLP Acquisition LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood”), as disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on November 4, 2003 by Purchaser and Starwood, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on November 24, 2003 and by Amendment No. 2 to the Schedule TO filed with the SEC on November 25, 2003.

The information set forth in the Schedule 14D-9 filed November 24, 2003 is incorporated by reference in this Amendment No. 1 to the Schedule 14D-9 in Items 1, 2(b), 3, 4(a), 4(c), 5, 7, 8, and 9.

Item 2. Identity and Background of Filing Person.

             (a)          Name and Address of Person Filing this Statement.

                The filing person is MacKenzie Patterson Fuller, Inc. (the “Filing Person”). The Filing Person is the manager or general partner for several entities that own Units in the Partnership (its “Affiliates”). The business address of the Filing Person and its Affiliates is 1640 School Street, Moraga, California 94556. The business telephone number of the Filing Person and its Affiliates is (800) 854-8357.

Item 4. The Solicitation or Recommendation.

             (b)          Reasons. The Filing Person is advising holders of Units to reject the Offer, not tender their Units pursuant to the Offer, and vote against the Proposals for the following reasons:

o   Offer is UNFAIR in the opinion of the General Partner’s advisers: The General Partner of WHLP engaged Houlihan Lokey Howard & Zukin Financial Advisors to render an opinion regarding the fairness to Unitholders regarding this offer. On November 18, 2003, these advisors delivered an opinion on the offer in which they stated that “the consideration to be received in connection with the [Offer] is NOT FAIR TO A LIMITED PARTNER of WHLP, from a financial point of view.” (Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated November 18, 2003, Exhibit 99(E)(1) to the Schedule 14D-9 filed by WHLP on November 18, 2003) (emphasis added).

o   Improving Hotel Performance and Market Conditions: The operating performance of the Westin Michigan Avenue Hotel (the “Hotel”), the Partnership’s only remaining property, has been steadily improving and should continue to do so given the economic rebound and recovery of the hotel market. The Filing Person believes that the Partnership and the Unitholders will realize greater value from their investment by holding their Units, whether by awaiting liquidation of the Partnership’s assets or a better offer on the secondary market. The Filing Person’s estimate of the net asset value of the Partnership, if correct, represents a substantially greater per Unit value than $625. No assurance can be given that Unitholders will realize a greater value for their Units, however.

o   Low Offer Price: The Filing Person believes that the Offer does not reflect the fair value of the Units. Our analysis indicates that the net asset value of the Units is closer to between $800 to $900 per Unit, which does not include a control premium. Thus, we believe the price being offered in the Offer for the Units is much less than Unitholders would receive either through a liquidation of the Hotel today or in the future if the market continues to improve. We calculated our net asset values by using a variety of valuation methods. We applied various appropriate capitalization rates to the net operating income of the Partnership, we determined an industry-appropriate multiple of gross revenues, we considered a projection by the general partner of results if the Hotel was sold in 2005, and we calculated a value based on projections of per room sales prices if the Hotel were sold. Using a combination of these valuation methods, we believe the net asset value of the Partnership, on a per unit basis, is between $800 and $900. Our analysis is based upon the information available to us and may be inaccurate if the information we have is inaccurate, and is further subject to change based upon changed market conditions.

o   Conflicts of Interest: Starwood owns the Partnership’s General Partner as well as the entity making the tender offer, Acquisition Sub. Presumably, Acquisition Sub has the best interests of Starwood’s shareholders in mind, which means that Acquisition Sub will purchase Units for as little as possible to maximize value for Starwood’s shareholders. This conflicts with the General Partner’s fiduciary duty to maximize the value of the Units.

o   Improper Process: The Filing Person does not believe that Starwood’s process is fair or that its affiliate is properly upholding its duty as general partner. Starwood has disclosed that Unitholders would not get an appraisal or dissenter’s rights in the Offer or the Merger. The sale to Starwood would take place without the benefit of an appraisal of or a marketing effort for the property. Starwood is taking advantage of Unitholders in its role as an affiliate of the general partner in an effort to solely benefit Starwood itself and its shareholders.

The Filing Person does not intend to tender the Units that are held by the Affiliates it manages.

Item 6. Interest in Securities of the Subject Company.

             (b)          Securities Transactions. The Filing Person and its Affiliates have made no transactions in the Units in the 60 days preceding the date of this Statement. The Filing Person and its Affiliates own 3,041 Units, or 2.2% of the outstanding Units.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 2, 2003

MACKENZIE PATTERSON FULLER, INC.

By: /s/ GLEN W. FULLER Glen W. Fuller Senior Vice President